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09056649

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____

MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilbert Doniger & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 3rd Avenue, 40th Floor

(No. and Street)

New York · · · · · · · · · · · · · · NY · · · · · · · · · · · · · 10022

(City) · · · · · · · · · · · · · · · · · (State) · · · · · · · · · · · · (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Doniger

(212) 888-5151

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berson & Corrado, LLP

(Name – *if individual, state last, first, middle name*)

25 West 43rd Street, Suite 920	New York	NY	10036-7406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, __Bruce Doniger__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Gilbert Doniger & Co., Inc__ , as
of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

ANNIE SHADEROWFSKY
Notary Public, State of New York
No. 01SH6027320
Qualified in New York County
Commission Expires 7/6/20 11

_____
Signature

_____
Pres

_____
Title

_____
Notary Public   1/29/09

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GILBERT DONIGER & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

GILBERT DONIGER & CO., INC.

TABLE OF CONTENTS
DECEMBER 31, 2008

Independent Auditor's Report   1

Financial Statements
Statement of Financial Condition   2
Statement of Operations   3
Statement of Changes in Stockholder's Equity   4
Statement of Cash Flows   5
Notes to Financial Statements   6

Supplementary Information Required by Rule 17a-5 of
The Securities and Exchange Commission
Schedule of Computation of Net Capital and Aggregate
   Indebtedness Under SEC Rule 15c3-1   9
Schedule of Reconciliation of Net Capital per FOCUS Report
   With Audit Report   10
Information Relating to Possession or Control Requirements
   Under SEC Rule 15c3-3 of the Securities and Exchange Commission   11

Independent Auditor's Report on Internal Control   12



BERSON+CORRADO

Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report

To the Shareholder
Gilbert Doniger & Co., Inc.

We have audited the accompanying statement of financial condition of Gilbert Doniger & Co., Inc. as of December 31, 2008, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Gilbert Doniger & Co., Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson +Corrado

New York, New York
February 16, 2009

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

GILBERT DONIGER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2008
ASSETS	
Cash and cash equivalents	$ 152,024
Commissions receivable	64,607
Other assets	7,955
	$ 224,586
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses and taxes payable	$ 20,194
Stockholder's equity	
Common stock - $10 par value; authorized - 2,000 shares;	
issued and outstanding - 1,800 shares	18,000
Additional paid-in-capital	252,385
Accumulated deficit	(65,993)
	204,392
	$ 224,586

GILBERT DONIGER & CO., INC.

STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2008
Revenue	
Commissions and fees	$ 1,172,576
Interest	3,567
Total revenue	1,176,143
Expenses	
Salaries - officer	505,000
- others	438,500
Payroll taxes and fringe benefits	33,102
Total payroll costs	976,602
Rent	65,720
Insurance	35,232
Communications	18,810
Professional fees	18,146
Office and other	14,086
Telephone	11,546
Travel and entertainment	11,160
Clearance fees	6,252
Regulatory dues and fees	5,279
Total expenses	1,162,833
Income before provision for taxes	13,310
Income tax provision	
Federal, state and local	16,524
Net loss	$ (3,214)

GILBERT DONIGER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - January 1, 2008	$ 18,000	$ 252,385	$ (62,779)	$ 207,606
Net loss	-.-	-.-	(3,214)	(3,214)
Balance - December 31, 2008	$ 18,000	$ 252,385	$ (65,993)	$ 204,392

GILBERT DONIGER & CO., INC.

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2008
Cash flows from operating activities	
Net loss	$ (3,214)
Depreciation	775
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Changes in operating activities:	
Decrease in commissions receivable	23,755
Increase in other assets	(381)
Increase in accrued expenses and taxes payable	3,968
Net cash provided by operating activities	24,903
Increase in cash and cash equivalents	24,903
Cash and cash equivalents - beginning of year	127,121
Cash and cash equivalents - end of year	$ 152,024

GILBERT DONIGER & CO., INC.

NOTES TO FINACIAL STATEMENTS
DECEMBER 31, 2008

Note 1 - Organization and Business Activity

Gilbert Doniger & Co., Inc. (the "Company") was incorporated in the State of New York in December 1977 and is engaged in business as an introducing broker/dealer in New York City. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable - Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

Use of Estimate in Financial Statements - In preparing financial statements in conformity with general accepted accounting principals, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3– Operating Lease

The Company occupies office space under a lease agreement that expires in February 2011. Aggregated future minimum annual rental payments under the lease agreement are as follows:

2009	$	69,960
2010		69,960
2011		11,660
	$	151,580

Rent expense for the year ended December 31, 2008 amounted to $65,720.

GILBERT DONIGER & CO., INC.

NOTES TO FINACIAL STATEMENTS
DECEMBER 31, 2008

Note 4 – Income Taxes

The income tax provision for the year ended December 31, 2008:

Federal:		
Current	$	1,684
State and local:		
Current		14,840
	$	16,524

The Company's effective income tax rate is higher then what would be expected if statutory rates were applied to income from continuing operations primarily because of New York City Alternative Tax.

Note 5 – Net Capital Requirement

The Company is subject to the SEC Net Capital rule (Rule 15c3-1), which requires that a broker-dealer's aggregated indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2008, the Company's net capital ratio was 0.10:1.0, and its net capital was $196,437 as compared with required net capital of $50,000.

Note 6 – Financial Instruments with off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain marginal collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce position, when necessary.

GILBERT DONIGER & CO., INC.

Note 7 – Cash Segregated under Federal and other Regulations

The company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the SEC under Section K(2)ii of the rule.

Note 8 – Other Financial Information

Supplemental disclosure of cash flow information

> Cash paid during the year for
> Income taxes $6,224

*****

GILBERT DONIGER & CO., INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2008
Total stockholder's equity	$ 204,392
Deductions and/or charges Non-allowable assets	(7,955)
Net capital before haircuts on securities positions	196,437
Haircuts on securities	-.-
Net capital	196,437
Less: Minimum capital requirements	50,000
Excess net capital	$ 146,437

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses and taxes payable	$ 20,194
Aggregate indebtedness	$ 20,194
Ratio of aggregate indebtedness to net capital	0.10:1.0

GILBERT DONIGER & CO., INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2008
Net capital - per FOCUS Report	$ 190,332
Audit adjustment to record tax provision	(8,800)
Audit adjustment to reduce accounts payable	14,905
Net capital - per audit report	$ 196,437

GILBERT DONIGER & CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NOT APPLICABLE



BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report on Internal Control

To the Shareholder
Gilbert Doniger & Co., Inc.

In planning and performing our audit of the financial statements of Gilbert Doniger & Co., Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson +Corrado

New York, New York
February 16, 2009